EXHIBIT 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)
	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	Notes	2013	2012
Revenues		3,175	3,315
Operating expenses	5	(2,324)	(2,540)
Depreciation		(107)	(109)
Amortization of computer software		(188)	(172)
Amortization of other identifiable intangible assets		(160)	(152)
Other operating (losses) gains, net	6	(6)	22
Operating profit		390	364
Finance costs, net:
Net interest expense	7	(115)	(129)
Other finance (costs) income	7	(55)	30
Income before tax and equity method investments		220	265
Share of post-tax earnings in equity method investments	8	10	3
Tax (expense) benefit	9	(247)	40
(Loss) earnings from continuing operations		(17)	308
Loss from discontinued operations, net of tax		-	(2)
Net (loss) earnings		(17)	306
(Loss) earnings attributable to:
Common shareholders		(31)	294
Non-controlling interests		14	12

(Loss) earnings per share:	10
Basic and diluted (loss) earnings per share:
From continuing operations		$(0.04)	$0.35
From discontinued operations		-	-
Basic and diluted (loss) earnings per share		$(0.04)	$0.35

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended March 31,
(millions of U.S. dollars)	Notes	2013	2012
Net (loss) earnings		(17)	306
Other comprehensive (loss) income:
Cash flow hedges adjustments to earnings	7,11	43	(47)
Items that may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to equity		(29)	18
Foreign currency translation adjustments to equity		(253)	81
		(282)	99
Item that will not be reclassified to net earnings:
Net remeasurement gains (losses) on defined benefit pension plans, net of tax(1)		79	(24)
Other comprehensive (loss) income		(160)	28
Total comprehensive (loss) income		(177)	334

Comprehensive (loss) income for the period attributable to:
Common shareholders		(191)	322
Non-controlling interests		14	12

(1)	The related tax (expense) benefit was ($39) million and $3 million for the three months ended March 31, 2013 and 2012, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)
(millions of U.S. dollars)	Notes	March 31, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	11	423	1,283
Trade and other receivables		1,920	1,818
Other financial assets	11	104	72
Prepaid expenses and other current assets		617	638
Current assets excluding assets held for sale		3,064	3,811
Assets held for sale	12	349	302
Current assets		3,413	4,113
Computer hardware and other property, net		1,325	1,416
Computer software, net		1,701	1,659
Other identifiable intangible assets, net		8,076	8,134
Goodwill		16,525	16,251
Other financial assets	11	352	355
Other non-current assets	13	604	559
Deferred tax		49	50
Total assets		32,045	32,537

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	1,340	1,008
Payables, accruals and provisions	14	2,069	2,612
Deferred revenue		1,324	1,222
Other financial liabilities	11	83	95
Current liabilities excluding liabilities associated with assets held for sale		4,816	4,937
Liabilities associated with assets held for sale	12	26	35
Current liabilities		4,842	4,972
Long-term indebtedness	11	6,170	6,223
Provisions and other non-current liabilities	15	2,401	2,502
Other financial liabilities	11	31	37
Deferred tax		1,523	1,305
Total liabilities		14,967	15,039

Equity
Capital	16	10,402	10,371
Retained earnings		8,089	8,311
Accumulated other comprehensive loss		(1,776)	(1,537)
Total shareholders’ equity		16,715	17,145
Non-controlling interests		363	353
Total equity		17,078	17,498
Total liabilities and equity		32,045	32,537

Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)
	Three months ended March 31,
(millions of U.S. dollars)	Notes	2013	2012
Cash provided by (used in):
OPERATING ACTIVITIES
Net (loss) earnings		(17)	306
Adjustments for:
Depreciation		107	109
Amortization of computer software		188	172
Amortization of other identifiable intangible assets		160	152
Net gains on disposals of businesses		(14)	(37)
Deferred tax		172	(179)
Other	17	65	109
Changes in working capital and other items	17	(545)	(365)
Net cash provided by operating activities		116	267
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(730)	(159)
Proceeds from other disposals, net of taxes paid		30	614
Capital expenditures, less proceeds from disposals		(350)	(280)
Other investing activities		4	10
Net cash (used in) provided by investing activities		(1,046)	185
FINANCING ACTIVITIES
Proceeds from debt	11	440	-
Repayments of debt	11	(440)	-
Net borrowings (repayments) under short-term loan facilities		332	(136)
Repurchases of common shares	16	-	(24)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	16	(259)	(256)
Other financing activities		9	8
Net cash provided by (used in) financing activities		81	(409)
Translation adjustments on cash and cash equivalents		(11)	4
(Decrease) increase in cash and cash equivalents		(860)	47
Cash and cash equivalents at beginning of period		1,283	404
Cash and cash equivalents at end of period		423	451

Supplemental cash flow information is provided in note 17.

Interest paid		(97)	(116)
Interest received		2	1
Income taxes paid		-	(61)

Amounts paid and received for interest are reflected as operating cash flows. Interest paid is net of debt-related hedges.

Amounts paid and received for taxes are reflected as either operating cash flows or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2012	10,201	170	10,371	8,311	(56)	(1,481)	(1,537)	353	17,498
Comprehensive income (loss)(1)	-	-	-	48	14	(253)	(239)	14	(177)
Distributions to non-controlling interest	-	-	-	-	-	-	-	(4)	(4)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(269)	-	-	-	-	(269)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	10	-	10	-	-	-	-	-	10
Stock compensation plans	52	(31)	21	-	-	-	-	-	21
Balance, March 31, 2013	10,263	139	10,402	8,089	(42)	(1,734)	(1,776)	363	17,078

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750
Comprehensive income (loss)(1)	-	-	-	270	(29)	81	52	12	334
Distributions to non- controlling interest	-	-	-	-	-	-	-	(8)	(8)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(265)	-	-	-	-	(265)
Shares issued under DRIP	9	-	9	-	-	-	-	-	9
Repurchases of common shares	(10)	-	(10)	(14)	-	-	-	-	(24)
Stock compensation plans	41	(8)	33	-	-	-	-	-	33
Balance, March 31, 2012	10,174	146	10,320	7,623	(51)	(1,413)	(1,464)	349	16,828

(1)	Retained earnings for the three months ended March 31, 2013 includes net remeasurement gains on defined benefit pension plans of $79 million, net of tax (2012 - losses of $24 million, net of tax).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2012, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2012. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, which are included in the Company’s 2012 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements and related amendments adopted January 1, 2013

IAS 19, Employee Benefits

The Company adopted amendments to IAS 19, Employee Benefits, beginning January 1, 2013 with retrospective application from January 1, 2012. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the previous standard, past service costs were recognized over the vesting period. As part of the adoption, the Company reclassified pension net interest to finance costs from its former classification within operating profit.

Under retrospective application of the new standard, the Company’s restated net earnings for 2012 are lower than originally reported. The decrease arises because net interest income (expense) is now calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets (“EROA”) previously used to measure net interest attributable to plan assets. The EROA is no longer a critical accounting estimate under the new standard. The adoption impact on the financial statement captions for the three months ended March 31, 2013 and 2012 is as follows:

Consolidated Income Statement	Three months ended March 31,
Increase (decrease)	2013	2012
Operating expenses	11	12
Operating profit	(11)	(12)
Net interest expense	16	15
Income before tax and equity method investments	(27)	(27)
Tax (expense) benefit	7	7
Net (loss) earnings	(20)	(20)

Basic and diluted (loss) earnings per share	$(0.02)	$(0.03)

Consolidated Statement of Comprehensive Income	Three months ended March 31,
Increase (decrease)	2013	2012
Net (loss) earnings	(20)	(20)
Other comprehensive (loss) income:
Net remeasurement gains (losses) on defined benefit pension plans, net of tax	20	20

Consolidated Statement of Cash Flow	Three months ended March 31,
Increase (decrease)	2013	2012
Operating Activities
Net (loss) earnings	(20)	(20)
Adjustments for:
Deferred tax	(7)	(7)
Other	27	27

There is no impact to the Consolidated Statement of Financial Position at March 31, 2013 and December 31, 2012.

Consolidation, Joint Ventures and Separate Financial Statements

The Company adopted the following standards regarding Consolidation, Joint Ventures and Separate Financial Statements beginning January 1, 2013 with retrospective application from January 1, 2012:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures, and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Ventures. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoption of the pronouncements and amendments described above did not have a material impact on the Company’s results for the three months ended March 31, 2013 and 2012 and financial position at March 31, 2013 and December 31, 2012. However, as a result of the adoption of these standards, the Company no longer proportionately consolidates its joint arrangements in (i) Omgeo, a provider of trade management services within its Financial & Risk segment and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within its Legal segment. Instead, the Company now applies the equity method to these joint ventures. Under retrospective application of the new standard, there is no impact to the Company’s restated net earnings for 2012. However, consolidated revenues are lower than those previously reported in prior periods and the operating profit of each joint venture has been reclassified from consolidated operating profit to share of post-tax earnings in equity method investments. Segment results no longer include revenues or operating profits from these joint arrangements.

Other Pronouncements and Amendments

The following other pronouncements and amendments were also effective beginning January 1, 2013, but did not have a material impact on the Company’s results for the three months ended March 31, 2013 and 2012 and financial position at March 31, 2013 and December 31, 2012:

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to provide common disclosure requirements with U.S. GAAP about rights of offset and related arrangements for financial statements under an enforceable master netting or similar arrangement.

IFRS 12	Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

2009 – 2011 Cycle	Annual Improvements to IFRSs
The Annual Improvements to IFRSs for the 2009 – 2011 Cycle (“Annual Improvements”) make non-urgent but necessary amendments to several IFRSs. Among several changes, the Annual Improvements: (a) amend IAS 16, Property, Plant and Equipment, to clarify the classification of servicing equipment; (b) amend IAS 32, Financial Instruments: Presentation, to clarify the treatment of income tax relating to distributions and transaction costs; and (c) amend IAS 34, Interim Financial Reporting, to clarify the disclosure requirements for segment assets and liabilities in interim financial statements.

Pronouncements and related amendments effective January 1, 2014 or later

The following pronouncements are effective for annual accounting periods beginning January 1, 2014 or later:

IAS 32	Financial Instruments: Presentation - effective January 1, 2014
IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement. IAS 32 relates to presentation and disclosures and is not anticipated to have a material impact on the Company’s results and financial position.

IFRS 7	Financial Instruments: Disclosures - effective January 1, 2015
IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9. IFRS 7 is not anticipated to have a material impact on the Company’s results and financial position.

IFRS 9	Financial Instruments (Classification and Measurement) - effective January 1, 2015
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 is being assessed to determine its impact on the Company’s results and financial position.

Note 3: Segment information

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company. Segment information for 2012 was reclassified to reflect the current presentation. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•
Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and

•
Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. See notes 6 and 12.

Three months ended March 31,
	2013	2012
Revenues
Financial & Risk	1,675	1,713
Legal	794	771
Tax & Accounting	317	299
Intellectual Property & Science	233	209
Reportable segments	3,019	2,992
Corporate & Other (includes Reuters News)	81	82
Eliminations	(3)	(2)
Revenues from ongoing businesses	3,097	3,072
Other Businesses(1)	78	243
Consolidated revenues	3,175	3,315

Operating profit
Segment operating profit
Financial & Risk	200	270
Legal	201	201
Tax & Accounting	69	63
Intellectual Property & Science	51	55
Reportable segments	521	589
Corporate & Other (includes Reuters News)	(59)	(92)
Underlying operating profit	462	497
Other Businesses(1)	32	27
Fair value adjustments (see note 5)	62	(30)
Amortization of other identifiable intangible assets	(160)	(152)
Other operating (losses) gains, net	(6)	22
Consolidated operating profit	390	364

(1)
Significant businesses in this category include: Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Investor Relations, Public Relations and Multimedia Solutions business (“Corporate Services”), provider of tools and solutions that help companies communicate with investors and media, currently held for sale.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. Results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items and fair value adjustments. Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other. Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

Three months ended March 31,
	2013	2012
Salaries, commissions and allowances	1,280	1,283
Share-based payments	18	34
Post-employment benefits	75	77
Total staff costs	1,373	1,394
Goods and services(1)	502	595
Data	245	257
Telecommunications	147	144
Real estate	119	120
Fair value adjustments(2)	(62)	30
Total operating expenses	2,324	2,540

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. In the three months ended March 31, 2013 and 2012, operating expenses included $78 million and $28 million of severance charges, respectively. In 2013, the charges related primarily to the Company’s previously announced intention to reduce Financial & Risk’s workforce.

Note 6: Other operating (losses) gains, net

Other operating losses, net, were $6 million for the three months ended March 31, 2013 and were primarily comprised of transaction-related charges associated with business acquisitions and divestitures, partially offset by a gain from the sale of the Law School Publishing business.

Other operating gains, net, were $22 million for the three months ended March 31, 2012 and were primarily comprised of a $37 million gain from the sale of the Trade and Risk Management business, partially offset by transaction-related charges associated with business acquisitions and divestitures.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

Three months ended March 31,
	2013	2012
Interest expense:
Debt	(103)	(103)
Derivative financial instruments - hedging activities	4	4
Other	(2)	(18)
Fair value gains (losses) on financial instruments:
Debt	2	2
Cash flow hedges, transfer from equity	(51)	47
Fair value hedges	(5)	1
Net foreign exchange losses on debt	54	(50)
Net interest expense - debt	(101)	(117)
Net interest expense - pension and other post-employment benefit plans (see note 2)	(16)	(15)
Interest income	2	3
Net interest expense	(115)	(129)

Three months ended March 31,
	2013	2012
Net (losses) gains due to changes in foreign currency exchange rates	(71)	23
Net gains on derivative instruments	16	7
Other finance (costs) income	(55)	30

Net (losses) gains due to changes in foreign currency exchange rates
Net (losses) gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments
Net gains on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Note 8: Share of post-tax earnings in equity method investments

The components of share of post-tax earnings in equity method investments are as follows:

Three months ended March 31,
	2013	2012
Share of post-tax earnings (losses) in equity method investees	4	(7)
Share of post-tax earnings in joint ventures	6	10
Share of post-tax earnings in equity method investments	10	3

Note 9: Taxation

The comparability of the Company’s tax (expense) benefit was impacted by various transactions and accounting adjustments during both periods. Additionally, the tax (expense) benefit in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

In the three months ended March 31, 2013, the Company recorded a $235 million tax charge in conjunction with the further consolidation of the ownership and management of the Company’s technology and content assets. This tax is expected to be paid over the next seven years, in varying annual amounts. The following table sets forth significant components within income tax (expense) benefit that impact comparability from period to period.

Three months ended March 31,
(Expense) benefit	2013	2012
Sale of businesses(1)	(8)	(33)
Healthcare(2)	-	87

Discrete tax items:
Consolidation of technology and content assets(3)	(235)	-
Corporate tax rates(4)	1	14
Uncertain tax positions	2	4
Other(5)	11	8

(1)	In 2012, primarily relates to the sale of the Trade and Risk Management business.

(2)	Relates to the recognition of a deferred tax asset in connection with the sale of the Healthcare business in the second quarter of 2012.

(3)	Relates to the further consolidation of the ownership and management of the Company’s technology and content assets.

(4)	In 2012, relates to the reduction of deferred tax liabilities due to lower corporate tax rates that were substantively enacted in certain jurisdictions outside the U.S.

(5)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions and disposals.

Note 10: (Loss) earnings per share

Basic (loss) earnings per share was calculated by dividing (loss) earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted (loss) earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

(Loss) earnings used in determining consolidated (loss) earnings per share and (loss) earnings per share from continuing operations are consolidated net (loss) earnings reduced by: (1) (loss) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

Three months ended March 31,
	2013	2012
Net (loss) earnings	(17)	306
Less: Earnings attributable to non-controlling interests	(14)	(12)
Dividends declared on preference shares	(1)	(1)
(Loss) earnings used in consolidated earnings per share	(32)	293
Less: Loss from discontinued operations, net of tax	-	2
(Loss) earnings used in (loss) earnings per share from continuing operations	(32)	295

Loss used in determining loss per share from discontinued operations is the loss from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic (loss) earnings per share computation to the weighted-average number of shares outstanding used in the diluted (loss) earnings per share computation, is presented below:

Three months ended March 31,
	2013	2012
Weighted average number of shares outstanding	827,761,601	828,274,235
Vested DSUs and PRSUs	581,377	566,623
Basic	828,342,978	828,840,858
Effect of stock options and TRSUs	-	1,449,002
Diluted	828,342,978	830,289,860

Because the Company reported a net loss from continuing operations for the three months ended March 31, 2013, the weighted-average number of shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive.

Note 11: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position are as follows:

March 31, 2013	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	423	-	-	-	-	423
Trade and other receivables	1,920	-	-	-	-	1,920
Other financial assets - current	40	64	-	-	-	104
Other financial assets - non-current	66	35	229	22	-	352
Current indebtedness	-	-	-	-	(1,340)	(1,340)
Trade payables (see note 14)	-	-	-	-	(250)	(250)
Accruals (see note 14)	-	-	-	-	(1,412)	(1,412)
Other financial liabilities - current	-	(33)	-	-	(50)	(83)
Long term indebtedness	-	-	-	-	(6,170)	(6,170)
Other financial liabilities - non current	-	(9)	(22)	-	-	(31)
Total	2,449	57	207	22	(9,222)	(6,487)

December 31, 2012	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,283	-	-	-	-	1,283
Trade and other receivables	1,818	-	-	-	-	1,818
Other financial assets - current	31	40	1	-	-	72
Other financial assets - non-current	69	9	257	20	-	355
Current indebtedness	-	-	-	-	(1,008)	(1,008)
Trade payables (see note 14)	-	-	-	-	(461)	(461)
Accruals (see note 14)	-	-	-	-	(1,745)	(1,745)
Other financial liabilities - current	-	(52)	-	-	(43)	(95)
Long term indebtedness	-	-	-	-	(6,223)	(6,223)
Other financial liabilities - non current	-	(22)	(15)	-	-	(37)
Total	3,201	(25)	243	20	(9,480)	(6,041)

Cash and cash equivalents

Of total cash and cash equivalents, $141 million and $148 million at March 31, 2013 and December 31, 2012, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

At March 31, 2013, current indebtedness included $1.0 billion of notes due in 2013 and $327 million of commercial paper. At December 31, 2012, current indebtedness included the same $1.0 billion of notes, however, there was no commercial paper outstanding.

In the first quarter of 2013, the Company settled two forward starting interest rate swaps with an aggregate notional value of $200 million, which it had entered into in the fourth quarter of 2012. The settlement resulted in the receipt of $8 million in cash and a gain of $8 million was recorded in “other finance (costs) income” representing the amount transferred from equity to earnings as the swaps were previously designated as cash flow hedges.

The Company has a $2.0 billion unsecured revolving credit facility that expires in August 2016. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. In the first quarter of 2013, the Company borrowed and repaid $440 million. There were no outstanding borrowings at March 31, 2013.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and long-term in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
March 31, 2013	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	12	-	15	-
Commercial paper	327	-	327	-
C$600, 5.20% Notes, due 2014	599	(113)	627	(113)
C$600, 5.70% Notes, due 2015	589	22	645	22
C$750, 6.00% Notes due 2016	736	(113)	825	(113)
C$750, 4.35% Notes due 2020	733	(3)	817	(3)
$250, 5.25% Notes, due 2013	250	-	254	-
$750, 5.95% Notes, due 2013	750	-	762	-
$800, 5.70% Notes, due 2014	798	-	858	-
$1,000, 6.50% Notes, due 2018	991	-	1,226	-
$500, 4.70% Notes due 2019	497	-	571	-
$350, 3.95% Notes due 2021	347	-	376	-
$400, 5.50% Debentures, due 2035	393	-	449	-
$500, 5.85% Debentures, due 2040	488	-	586	-
Total	7,510	(207)	8,338	(207)
Current portion	(1,340)	-
Long-term portion	6,170	(207)

	Carrying amount		Fair value
December 31, 2012	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	8	-	10	-
C$600, 5.20% Notes, due 2014	612	(123)	641	(123)
C$600, 5.70% Notes, due 2015	601	15	658	15
C$750, 6.00% Notes due 2016	751	(125)	841	(125)
C$750, 4.35% Notes due 2020	748	(9)	827	(9)
$250, 5.25% Notes, due 2013	250	-	256	-
$750, 5.95% Notes, due 2013	750	-	772	-
$800, 5.70% Notes, due 2014	797	-	867	-
$1,000, 6.50% Notes, due 2018	991	-	1,243	-
$500, 4.70% Notes due 2019	496	-	575	-
$350, 3.95% Notes due 2021	346	-	380	-
$400, 5.50% Debentures, due 2035	393	-	468	-
$500, 5.85% Debentures, due 2040	488	-	632	-
Total	7,231	(242)	8,170	(242)
Current portion	(1,008)	-
Long-term portion	6,223	(242)

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the statement of financial position at fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the financial statements were as follows:

March 31, 2013				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	71	-	71
Forward exchange contracts(2)	-	28	-	28
Financial assets at fair value through earnings	-	99	-	99

Fair value hedges(3)	-	36	-	36
Cash flow hedges(4)	-	193	-	193
Derivatives used for hedging	-	229	-	229

Available for sale investments(5)	22	-	-	22
Total assets	22	328	-	350

Liabilities
Embedded derivatives(1)	-	(24)	-	(24)
Forward exchange contracts(2)	-	(18)	-	(18)
Financial liabilities at fair value through earnings	-	(42)	-	(42)

Cash flow hedges(4)	-	(22)	-	(22)
Derivatives used for hedging	-	(22)	-	(22)
Total liabilities	-	(64)	-	(64)

December 31, 2012				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	29	-	29
Forward exchange contracts(2)	-	20	-	20
Financial assets at fair value through earnings	-	49	-	49

Fair value hedges(3)	-	39	-	39
Cash flow hedges(4)	-	219	-	219
Derivatives used for hedging	-	258	-	258

Available for sale investments(5)	20	-	-	20
Total assets	20	307	-	327

Liabilities
Embedded derivatives(1)	-	(58)	-	(58)
Forward exchange contracts(2)	-	(16)	-	(16)
Financial liabilities at fair value through earnings	-	(74)	-	(74)

Cash flow hedges(4)	-	(15)	-	(15)
Derivatives used for hedging	-	(15)	-	(15)
Total liabilities	-	(89)	-	(89)

(1)	Largely related to U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Comprised of fixed-to-floating cross-currency interest rate swaps on indebtedness.

(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5)	Investments in entities over which the Company does not have control, joint control or significant influence.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments; and

•	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves.

Note 12: Businesses held for sale

The Company intends to sell certain businesses that are no longer fundamental to its strategy. The most significant business classified as held for sale at March 31, 2013 and December 31, 2012 was Corporate Services, a provider of tools and solutions that help companies communicate with investors and media formerly in the Financial & Risk segment. In December 2012, the Company accepted a binding offer to sell the Corporate Services business. The results of operations from businesses held for sale are reported within Other Businesses. See note 3.

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

	March 31, 2013	December 31, 2012
Trade and other receivables	38	3
Computer software, net	2	6
Other identifiable intangible assets, net	43	35
Goodwill	264	250
Other assets	2	8
Total assets held for sale	349	302

Payables, accruals and provisions	6	21
Deferred revenue	14	8
Other liabilities	6	6
Total liabilities associated with assets held for sale	26	35

These businesses do not qualify for discontinued operations classification.

Note 13: Other non-current assets

	March 31, 2013	December 31, 2012
Net defined benefit plan surpluses	39	9
Cash surrender value of life insurance policies	262	256
Equity method investments:
Joint ventures	50	44
Other	205	204
Other non-current assets	48	46
Total other non-current assets	604	559

Note 14: Payables, accruals and provisions

	March 31, 2013	December 31, 2012
Trade payables	250	461
Accruals	1,412	1,745
Provisions	220	190
Other current liabilities	187	216
Total payables, accruals and provisions	2,069	2,612

Note 15: Provisions and other non-current liabilities

	March 31, 2013	December 31, 2012
Net defined benefit plan obligations	1,587	1,682
Deferred compensation and employee incentives	221	221
Provisions	175	166
Unfavorable contract liability	81	99
Uncertain tax positions	242	234
Other non-current liabilities	95	100
Total provisions and other non-current liabilities	2,401	2,502

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. Under its normal course issuer bid (“NCIB”), up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 22, 2012 and May 21, 2013.

The Company did not repurchase any shares in the first quarter of 2013. In 2012, the Company repurchased 4,332,200 shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended March 31,
	2013	2012
Dividends declared per common share	$0.33	$0.32

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Three months ended March 31,
	2013	2012
Dividend reinvestment	10	9

Note 17: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended March 31,
	2013	2012
Non-cash employee benefit charges(1)	87	101
Embedded derivatives fair value adjustments	(73)	24
Net losses (gains) on foreign exchange and derivative financial instruments	56	(33)
Other	(5)	17
	65	109

(1)	Includes net interest expense on pension and other post-employment benefit plans of $16 million and $15 million for the three months ended March 31, 2013 and 2012, respectively. See note 7.

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,
	2013	2012
Trade and other receivables	(127)	118
Prepaid expenses and other current assets	(65)	(48)
Other financial assets	(3)	9
Payables, accruals and provisions	(420)	(461)
Deferred revenue	78	(7)
Other financial liabilities	(1)	21
Income taxes	54	62
Other	(61)	(59)
	(545)	(365)

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three months ended March 31, 2013 and 2012 are as follows:

	Three months ended March 31,
	2013		2012
	Number of transactions	Cash consideration	Number of transactions	Cash consideration
Businesses and identifiable intangible assets acquired(1)	5	726	8	143
Contingent consideration payments	-	1	-	14
Investments in businesses	1	3	-	2
	6	730	8	159

(1)	Cash consideration is net of cash acquired of $26 and $2 million for the three months ended March 31, 2013 and 2012, respectively.

The following provides a brief description of certain acquisitions completed during the three months ended March 31, 2013 and 2012:

Date	Company	Acquiring segment	Description
February 2013	Practical Law Company(1)	Legal	A provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments
January 2012	Dr. Tax Software	Tax & Accounting	A Canadian based developer of income tax software for accounting firms and consumers

(1)	In March 2013, the UK’s Office of Fair Trading approved this acquisition.

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired are as follows:

	Three months ended March 31,
	2013	2012
Cash and cash equivalents	26	2
Trade and other receivables	42	3
Prepaid expenses and other current assets	1	1
Current assets	69	6
Computer hardware and other property, net	5	1
Computer software, net	46	17
Other identifiable intangible assets	203	51
Deferred tax	6	-
Total assets	329	75
Payables, accruals and provisions	(48)	(1)
Deferred revenue	(59)	(5)
Current liabilities	(107)	(6)
Provisions and other non-current liabilities	-	(3)
Deferred tax	(55)	(12)
Total liabilities	(162)	(21)
Net assets acquired	167	54
Goodwill	585	91
Total	752	145

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2013 and 2012 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include but are not limited to intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 20: Related party transactions

As of March 31, 2013, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (“The Globe”), which is majority owned by Woodbridge. The Company paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $112,000 for the year ended December 31, 2012.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2012 were $40,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services which were valued at approximately $2 million for the three months ended March 31, 2013.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services which were valued at approximately $200,000 for the three months ended March 31, 2013.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $10 million for the three months ended March 31, 2013.